Exhibit (a)(39)
This Q&A is designed to address some basic questions related to the acquisition. We know employees have many additional questions, including questions related to equity, benefits and employment. We will do our best to answer your questions in a timely manner in the days and weeks ahead, and updated Q&As will be posted to the Employee Communication Center on Genie. Employees are encouraged to submit questions by using the form on the right side of the page.
•	What should we expect from now until the deal closes?

Genzyme and sanofi-aventis will immediately begin integration planning. We are organizing a clear process for integration and decision-making, governed by a joint Integration Committee of sanofi-aventis and Genzyme representatives. This committee will be co-chaired by Henri Termeer and sanofi-aventis CEO Chris Viehbacher. Until the acquisition closes, Genzyme will operate as an independent company and employees should continue to focus on their daily work to run the business successfully. No contact should be independently established with employees of sanofi-aventis.

•	When is the deal expected to close?

The deal is expected to close early in the second quarter of this year.

•	What is sanofi-aventis’ vision for Genzyme’s future?

Sanofi-aventis intends to make Genzyme a division of sanofi-aventis and its global center for excellence in rare diseases. Sanofi-aventis recognizes and understands the value of our patient-centric mission and business model, and the deep commitment of our employees. Sanofi-aventis also recognizes that Genzyme has created important renal, oncology, and biosurgery businesses and will work with us through the integration process to develop plans to enhance the opportunities for these businesses.

•	Are we remaining branded as Genzyme?

Yes, the plan is to remain branded as Genzyme, a division of sanofi-aventis with an appropriate R&D, manufacturing and commercial infrastructure. Genzyme will be sanofi-aventis’ global center of excellence in rare diseases, headquartered in Massachusetts and serving patients in more than 100 countries.

•	What are sanofi-aventis’ plans for specific businesses, functions and country organizations? What about our facilities? Our clinical programs?

We will know more about what to expect once the integration committee begins its work. Genzyme and sanofi-aventis will immediately begin integration planning, including the formation of a joint Integration Steering Committee. The integration efforts will focus on U.S. business and corporate functions first and will turn to country organizations once that effort is completed. Updates will be provided to employees as the process moves forward. Until the acquisition closes, Genzyme will operate as an independently run company and employees should continue to focus on their daily work to run the business successfully. You should not independently establish contact with employees of sanofi-aventis.

•	What is the plan for our research pipeline?

A team from sanofi-aventis and Genzyme will conduct a thorough portfolio review with a view toward ensuring a robust portfolio going forward.

•	What is Henri’s plan?

Henri will resign as CEO following the closing of the acquisition, but will be
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closely involved in the transition process and will serve as co-chair of the Integration Steering Committee.

•	What happens now that a Merger Agreement is signed?

Within 15 business days following the announcement, sanofi-aventis will file with the SEC an amendment to its tender offer to reflect the negotiated deal terms. Genzyme will file with the SEC an amendment to its Schedule 14D-9, which will include its full response to the deal terms offered by sanofi-aventis. Both companies will contact shareholders with the new deal terms.

•	Do I need to do anything with shares of Genzyme stock that I own?

No, not immediately. We will provide more information about the process in the coming days. Ultimately, once the terms of the tender have been updated, shareholders will receive a new request to tender their shares for the price of $74 per share plus one CVR per share.

•	How will the contingent value right (CVR) work?

Shareholders will receive one contingent value right per share of Genzyme stock owned. Each CVR entitles the holder to receive additional cash payments if specified milestones related to Lemtrada (alemtuzumab) and product supply are achieved over time. The CVRs will be publicly traded. The stock market will value the CVR once it starts trading.

•	What is the impact of the acquisition on my past equity grants, both stock options and restricted stock units?

All employee stock options with an exercise price less than $74/share and all restricted stock units (RSUs) will fully vest when the tender offer closes, regardless of the date of the grant.

For stock options with an exercise price of less than $74/share, employees will receive the difference between $74 and the option exercise price in cash (less any applicable withholding or other taxes), plus one CVR for each option held.

For RSUs, employees will receive $74/share in cash (less any applicable withholding or other taxes), plus one CVR for each RSU.

For employees who have options with an exercise price equal to or greater than $74/share, these options will vest 5 days after sanofi-aventis amends its offer filed with the SEC to reflect the negotiated deal terms, and will be cancelled at the time the merger is completed.

•	What happens to shares purchased through ESPP? Will the ESPP continue to make a first quarter purchase?

Shares you purchased and held through ESPP will be treated like all stock holdings and will be purchased for $74 per share plus one CVR for each share. The ESPP program will continue to operate under the current terms until the acquisition closes. After the closing, the ESPP program will be terminated.

•	Will employees still be able to receive 2010 bonuses and 2011 merit increases?

Yes.
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•	How is this going to impact our day-to-day lives?

Until the acquisition closes, Genzyme will operate as an independently run company and employees should continue to focus on their daily work to run the business successfully. Employees should speak to their managers with specific questions or concerns.

•	Will we start working with sanofi-aventis employees over the coming months?

Until the acquisition closes, Genzyme and sanofi-aventis will operate as independently run companies. Ongoing projects should be pursued in the normal course of business, and no independent contact should be made with sanofi-aventis employees.

•	How does the acquisition impact the Value Improvement Program (VIP)?

Even as a division within a larger company, it is critical that we continue to carry out the commitment we’ve made to ensure Genzyme is operating efficiently and effectively and position the company for the long term.

We are on track to reach our targets. Previously announced VIP-related decisions will be carried out as planned.

•	Should we delay important business decisions? What is the review process for such cases?

Until the acquisition closes, Genzyme will operate as an independent company and employees should continue to focus on their daily work to run the business successfully. Please speak directly to your manager if you have questions or concerns regarding specific business decisions.

•	What should I do if a member of the media calls me?

Our company policy prevents you from discussing matters with the media unless you are a designated corporate spokesperson. If you are approached by members of the media, please tell them to contact the Corporate Communications department. Corporate Communication Media Coordination Contacts: Bo Piela at +1 617-768-6579; Heidi De Wit at +1 617-768-6699; Lori Gorski at +1 617 768 9344; Caroline De Bie (Europe) at +32 714 1745.

•	What do I say to customers/vendors?

Until the acquisition is completed, which is expected sometime early in the second quarter, business continues as usual. Our mission is unchanged, and the way in which we work customers and vendors remains the same. Our future is dependent upon the support and involvement of our various stakeholders. You should share any feedback you receive from your business contacts with your manager. Business unit and functional leaders have plans in place to reach out to our various stakeholders, including customers and vendors. Please refer to the external talking points for guidance.

•	What do I say to patients/patient organization/KOLS?

Genzyme’s commitment and mission remains unchanged. Until the acquisition closes, Genzyme will operate as an independently run business and we will
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inform patients as are more information becomes available. Like Genzyme, sanofi-aventis is patient-focused, passionate about developing breakthrough therapies to meet unmet medical needs to positively change the lives of patients. Our values are aligned, with innovation and integrity key drivers in how we go about achieving our goals daily. Many business unit and functional leaders have plans in place to reach out to patient organizations, key opinion leaders and customers. Please refer to the external talking points for guidance.

•	Can I work with sanofi-aventis employees now?

No. Until the acquisition is closed, both sanofi-aventis and Genzyme are independently run companies. Ongoing projects should be pursued in the normal course of business and no independent contact should be made with sanofi-aventis employees.

•	Can I reach out to local authorities or political stakeholders? What can we say?

Henri, Chris and Genzyme spokespersons have reached out to local authorities and political stakeholders in Massachusetts to inform them of the acquisition. People who have the responsibility of dealing with authorities and policy makers will reach out these stakeholders. If you are in contact with external stakeholders in the normal course of doing business for Genzyme, external talking points are available on the Employee Communication Center to assist you in answering questions that may arise.

•	When and how will we receive more information?

As more information becomes available, it will be posted on the Employee Communication Center on Genie.
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